Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)

Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 22, 2026

3.	NEWS RELEASE

News release dated May 22, 2026, was disseminated through the facilities of GlobeNewswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan Mining Corporation announced the appointment of Ms. Ashley Kates, CPA, CA, as Interim Chief Financial Officer of the Company, effective May 22, 2026, following Mr. Kevin Hart’s decision to resign for personal reasons.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan Mining Corporation announced the appointment of Ms. Ashley Kates, CPA, CA, as Interim Chief Financial Officer of the Company, effective May 22, 2026, following Mr. Kevin Hart’s decision to resign for personal reasons.

Ms. Kates is a seasoned mining finance professional with more than 15 years of experience across public company reporting, financial management and operational finance within the mining sector. Her experience includes senior finance roles at Ernst & Young, as well as corporate controller and Vice President, Finance positions at Atlantic Gold Corporation and Pure Gold Mining Inc.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

May 29, 2026